

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Daniel Yong Zhang
Chairman and Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Ltd**
> **Form 20-F for Fiscal Year Ended March 31, 2022**
> **Response Dated October 3, 2022**
> **File No. 001-36614**

Dear Daniel Yong Zhang:

We have reviewed your October 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2022 letter.

Response Dated October 3, 2022

Item 3. Key Information, page 1

1. We note your response to comment 1 and reissue in part. Please refer to the proposed revised disclosure contained in Annex A and in the section captioned "Risks Related to the VIE Structure." Please revise to more clearly disclose that your VIE structure involves unique risks to investors. Additionally, please disclose more directly that investors may never hold equity interests in any Chinese operating companies.

2. We note your response to comment 5 and reissue in part. Please refer to the proposed revised disclosure contained in Annex A and in the section captioned "Cash Flows through Our Company." Please revise to provide cross-references to the condensed

consolidating schedule and the consolidated financial statements.

3.   We note your response to comment 6 and reissue in part. Please refer to the proposed revised disclosures contained in Annex A and in the section captioned "Cash Flows through Our Company" and in Annex B. Please amend the proposed revised disclosures to state that, to the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In the section captioned "Cash Flows through Our Company," provide cross-references to other discussions of this issue in the annual report.

4.   We note your response to comment 10 and reissue in part. Please refer to the proposed revised disclosure contained in Annex A and in the section captioned "Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations." We note your disclosure that you "believe that [your] consolidated subsidiaries and the VIEs in China have received the material licenses, permissions and approvals from the PRC authorities as are necessary for [your] business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your proposed revised disclosure.

5.   We note your response to comment 16 and reissue in part. Please refer to the proposed revised disclosure contained in Annex A and in the section captioned "Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations." With respect to the proposed revised disclosure, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and your response which indicates that the company believes that obtaining an opinion of counsel would be excessively burdensome for the purpose of an annual report. Please revise the proposed revise disclosure in the referenced section to disclose that an opinion was not obtained and explain why such an opinion was not obtained.

D. Risk Factors
Summary of Risk Factors, page 1

6.   We note your response to comment 12 and reissue in part. Please refer to the proposed revised disclosure contained in Annex B. Please revise to specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice. Additionally, please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could result in a material change in your operations and could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please revise to include specific cross-references (titles and page numbers) to the more detailed

discussion of these risks in the annual report.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, page 23

7.   We note your response to comment 13 and acknowledge the substantial uncertainties of these new or proposed laws and regulations and how they will impact the company. However, in light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your risk factor disclosure to explain in greater detail how you believe this oversight impacts the company and its business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that the revised risk factor continues to generally describe the new or proposed laws and regulations but doesn't evaluate how the company will actually be impacted by the new or proposed laws and regulations. Revise to clarify and specifically address if you believe you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. For example, the third paragraph discusses operators of critical information infrastructure, network platform operators and data processors but doesn't provide any analysis regarding whether the company will be captured by these new or proposed laws and regulations based upon the company's number of users or the type of data that the company collects. Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any future offerings. Lastly, please revise the company's permissions and approvals discussions, as applicable.

Risks Related to Doing Business in China
If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or..., page 48

8.   We note your response to comment 14 and reissue in part. Please supplementally provide us with your proposed revised risk factor.

    Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Daniel Fertig